April 17, 2020

Jennifer Whalen
Senior Vice President and Chief Financial Officer
Era Group Inc.
945 Bunker Hill Rd., Suite 650
Houston, Texas 77024

       Re: Era Group Inc.
           Registration Statement on Form S-4
           Filed April 3, 2020
           File No. 333-237557

Dear Ms. Whalen:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary of Centerview Financial Analysis
Selected Trading Multiples Analysis, page 65

1. Please revise to provide more details regarding how Centerview selected the ranges of valuation multiples it utilized in this analysis. For example, if applicable, please disclose the names of the companies selected for this analysis and the financial data related to these companies used by Centerview to derive the ranges of valuation multiples applied in this analysis. In addition, disclose the criteria Centerview used to select such companies. In that regard, we note your disclosure regarding the lack of comparable publicly traded companies with similar size, business model and financial profile to Era.
 Jennifer Whalen
FirstName Inc.
Era Group LastNameJennifer Whalen
Comapany NameEra Group Inc.
April 17, 2020
April 2 2020 Page 2
Page 17,
FirstName LastName
Discounted Cash Flow Analysis, page 66

2. Please define unlevered, after-tax free cash flows, as used in this analysis, and disclose the unlevered, after tax free cash flow forecasts and underlying assumptions. Please also revise to provide more details regarding how Centerview selected the ranges of exit multiples it utilized to determine Era's and Bristow's respective terminal values at the end of the forecast period.
Other Factors
Selected Comparable Transactions, page 67

3. We note your disclosure that, in evaluating Era, Centerview reviewed and compared certain financial data related to certain transactions that Centerview, based on its experience and professional judgment, deemed relevant to review. Please revise to disclose the transactions selected for this analysis and the financial data related to these transactions used by Centerview to derive the range of valuation multiples applied in this analysis. In addition, disclose the criteria Centerview used to select such transactions.
Contribution Analysis , page 67

4. We note your disclosure that Centerview reviewed Era's and Bristow's respective contributions to the combined company based upon financial metrics that Centerview deemed in its experience and professional judgement to be relevant for the years 2019,
         2020 and 2021. Please revise to disclose these financial metrics. In addition, please disclose the basis for the assumptions underlying the EV calculations of the combined company used in this analysis.
Illustrative Era Shareholder Has/Gets Analysis, page 67

5. You disclose that, in performing this analysis, Centerview utilized, among other values, the value implied by the Synergies. Please revise to quantify this value.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jennifer Whalen
Era Group Inc.
April 17, 2020
Page 3

       Please contact Irene Barberena-Meissner, Attorney Advisor, at 202-551-6548 or Laura
Nicholson, Special Counsel, at 202-551-3584 with any questions.



FirstName LastNameJennifer Whalen                        Sincerely,
Comapany NameEra Group Inc.
                                                         Division of
Corporation Finance
April 17, 2020 Page 3                                    Office of Energy &
Transportation
FirstName LastName